                                                                  CONFORMED COPY

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1933

                          For the month of January 2006

                                BANCOLOMBIA S.A.
                 (Translation of Registrant's name into English)

                               Calle 50 No. 51-66
                               Medellin, Colombia
                    (Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                          Form 20-F  X  Form 40-F
                                    ---           ---

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                                  Yes     No  X
                                      ---    ---

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________.)

This Report on Form 6-K shall be incorporated by reference into the registrant's registration statement on Form F-3 (File No. 001-32535).

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        BANCOLOMBIA S.A.
                                        (Registrant)


Date: January 30, 2006                  By /s/ JAIME ALBERTO VELASQUEZ B.
                                           -------------------------------------
                                        Name: Jaime Alberto Velasquez B.
                                        Title: Vice President of Finance

(BANCOLOMBIA LOGO)                                                          CIB
                                                                          LISTED
                                                                           NYSE

          BANCOLOMBIA REPORTS UNCONSOLIDATED NET INCOME OF PS $737,389
                              MILLION DURING 2005

MEDELLIN, COLOMBIA. JANUARY 30, 2006

BANCOLOMBIA reported accumulated unconsolidated net income of Ps $737,389 million as of December 31, 2005. For the first twelve months of 2005, the total net interest, including investment securities amounted to Ps$1,654,058 million. Additionally, total net fees and income from services amounted to Ps $523,696 million.

Total assets amounted to Ps 23.91 trillion in December 2005, total deposits totaled Ps 14.23 trillion and BANCOLOMBIA's total shareholders' equity amounted to Ps 3.22 trillion.

BANCOLOMBIA's (unconsolidated) level of past due loans as a percentage of total loans was 2.94% as of December 31, 2005, and the level of allowance for past due loans was 143.40%.

MARKET SHARE

According to ASOBANCARIA (Colombia's national banking association), BANCOLOMBIA's market share of the Colombian Financial System in December 2005 was as follows: 17.7% of total deposits, 20.8% of total net loans, 18.4% of total savings accounts, 19.0% of total checking accounts and 14.6% of total time deposits.

* This report corresponds to the unconsolidated financial statements of BANCOLOMBIA, giving effect to the merger. The numbers contained herein are subject to review by the relevant Colombian authorities. This information has been prepared in accordance with generally accepted accounting principles in Colombia, is stated in nominal terms and has not been audited. All growth rates mentioned herein are not adjusted for inflation.

Contacts
Sergio Restrepo      Jaime A. Velasquez    Mauricio Botero
Executive VP         Financial VP          IR Manager
Tel.: (574)3120332   Tel.: (574)5108666    Tel.: (574)5108866

                                                              (BANCOLOMBIA LOGO)

                                                                   DECEMBER 2005

                                                                                  GROWTH
BANCOLOMBIA S.A.                                            AS OF               DIC05/NOV05
BALANCE SHEET                                      -----------------------   -----------------
(Ps Millions)                                        NOV-05       DIC-05         $         %
----------------                                   ----------   ----------   --------   ------
ASSETS

Cash and due from banks                             1.215.011    1.111.260   -103.751    -8,54%
Overnight funds sold                                   41.322      211.907    170.585   412,82%
TOTAL CASH AND EQUIVALENTS                          1.256.333    1.323.167     66.834     5,32%
                                                   ----------   ----------   --------   ------
DEBT SECURITIES                                     6.722.466    7.267.866    545.400     8,11%
Trading                                             4.186.203    4.796.533    610.330    14,58%
Available for Sale                                  1.446.062    1.361.992    -84.070    -5,81%
Held to Maturity                                    1.090.201    1.109.341     19.140     1,76%
EQUITY SECURITIES                                     931.500      843.875    -87.625    -9,41%
Trading                                               121.014        3.630   -117.384   -97,00%
Available for Sale                                    810.486      840.245     29.759     3,67%
Market value allowance                                -44.359      -59.924    -15.565    35,09%
NET INVESTMENT SECURITIES                           7.609.607    8.051.817    442.210     5,81%
                                                   ----------   ----------   --------   ------
Commercial loans                                    9.451.869    9.527.651     75.782     0,80%
Consumer loans                                      2.012.972    2.059.243     46.271     2,30%
Small business loans                                  116.461      115.029     -1.432    -1,23%
Mortgage loans                                      1.486.687    1.453.686    -33.001    -2,22%
Allowance for loans and financial leases losses      -559.571     -550.304      9.267    -1,66%
NET TOTAL LOANS AND FINANCIAL LEASES               12.508.418   12.605.305     96.887     0,77%
                                                   ----------   ----------   --------   ------
Accrued interest receivable on loans                  162.938      151.407    -11.531    -7,08%
Allowance for accrued interest losses                 -10.160       -7.390      2.770   -27,26%
NET TOTAL INTEREST ACCRUED                            152.778      144.017     -8.761    -5,73%
                                                   ----------   ----------   --------   ------
Customers' acceptances and derivatives                142.711      134.963     -7.748    -5,43%
Net accounts receivable                               179.964      383.278    203.314   112,97%
Net premises and equipment                            344.225      336.781     -7.444    -2,16%
Foreclosed assets                                      31.329       29.478     -1.851    -5,91%
Prepaid expenses and deferred charges                  10.841       13.606      2.765    25,51%
Goodwill                                               52.847       50.959     -1.888    -3,57%
Other                                                 296.761      159.187   -137.574   -46,36%
Reappraisal of assets                                 723.388      673.943    -49.445    -6,84%
                                                   ==========   ==========   ========   ======
TOTAL ASSETS                                       23.309.202   23.906.501    597.299     2,56%
                                                   ==========   ==========   ========   ======

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES
DEPOSITS
NON-INTEREST BEARING                                2.975.346    3.647.560    672.214    22,59%
Checking accounts                                   2.620.324    3.292.768    672.444    25,66%
Other                                                 355.022      354.792       -230    -0,06%
                                                   ----------   ----------   --------   ------
INTEREST BEARING                                   11.015.698   10.578.919   -436.779    -3,97%
Checking accounts                                     185.656      278.139     92.483    49,81%
Time deposits                                       3.000.195    2.840.184   -160.011    -5,33%
Savings deposits                                    7.829.847    7.460.596   -369.251    -4,72%
                                                   ----------   ----------   --------   ------
TOTAL DEPOSITS                                     13.991.044   14.226.479    235.435     1,68%
Overnight funds                                       649.841    1.012.348    362.507    55,78%
Bank acceptances outstanding                           61.362       62.502      1.140     1,86%
Interbank borrowings                                1.710.635    1.706.611     -4.024    -0,24%
Borrowings from domestic development banks            865.345      978.705    113.360    13,10%
Accounts payable                                      843.602      952.592    108.990    12,92%
Accrued interest payable                              126.460      124.904     -1.556    -1,23%
Other liabilities                                     256.821      342.130     85.309    33,22%
Bonds                                               1.267.040    1.195.719    -71.321    -5,63%
Accrued expenses                                      357.776       88.619   -269.157   -75,23%
                                                   ==========   ==========   ========   ======
TOTAL LIABILITIES                                  20.129.926   20.690.609    560.683     2,79%
                                                   ==========   ==========   ========   ======

SHAREHOLDER'S EQUITY

SUBSCRIBED AND PAID IN CAPITAL                        363.914      363.914          0     0,00%
                                                   ----------   ----------   --------   ------
RETAINED EARNINGS                                   1.514.084    1.598.679     84.595     5,59%
Appropiated                                           861.290      861.290          0     0,00%
Unappropiated                                         652.794      737.389     84.595    12,96%
                                                   ----------   ----------   --------   ------
REAPPRAISAL AND OTHERS                              1.239.231    1.195.934    -43.297    -3,49%
GROSS UNREALIZED GAIN OR LOSS ON DEBT SECURITIES       62.047       57.365     -4.682    -7,55%
                                                   ==========   ==========   ========   ======
TOTAL SHAREHOLDER'S EQUITY                          3.179.276    3.215.892     36.616     1,15%
                                                   ==========   ==========   ========   ======
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY         23.309.202   23.906.501    597.299     2,56%
                                                   ==========   ==========   ========   ======

                                                              (BANCOLOMBIA LOGO)

                                                                   December 2005

BANCOLOMBIA S.A.                                            ACCUMULATED                       MONTH
INCOME STATEMENT                                       ---------------------    GROWTH   -----------------    GROWTH
(Ps Millions)                                            NOV-05      DIC-05       %      NOV-05    DIC-05        %
----------------                                       ---------   ---------   -------   -------   -------   --------
INTEREST INCOME AND EXPENSES
Interest on loans                                      1.597.577   1.750.753      9,59%  142.212   153.176       7,71%
Interest on investment securities                        622.397     678.350      8,99%   65.696    55.953     -14,83%
Overnight funds                                           21.020      22.990      9,37%    3.268     1.970     -39,72%
TOTAL INTEREST INCOME                                  2.240.994   2.452.093      9,42%  211.176   211.099      -0,04%
                                                       ---------   ---------   -------   -------   -------   --------
Interest expense
Checking accounts                                          5.408       5.991     10,78%      438       583      33,11%
Time deposits                                            249.844     267.166      6,93%   18.326    17.322      -5,48%
Savings deposits                                         220.791     241.245      9,26%   20.758    20.454      -1,46%
TOTAL INTEREST ON DEPOSITS                               476.043     514.402      8,06%   39.522    38.359      -2,94%
                                                       ---------   ---------   -------   -------   -------   --------
Interbank borrowings                                      45.792      52.148     13,88%    5.657     6.356      12,36%
Borrowings from domestic development banks                66.818      72.007      7,77%    5.380     5.189      -3,55%
Overnight funds                                           42.560      46.699      9,73%    2.857     4.139      44,87%
Bonds                                                    104.498     112.779      7,92%    8.676     8.281      -4,55%
TOTAL INTEREST EXPENSE                                   735.711     798.035      8,47%   62.092    62.324       0,37%
                                                       ---------   ---------   -------   -------   -------   --------
NET INTEREST INCOME                                    1.505.283   1.654.058      9,88%  149.084   148.775      -0,21%
Provision for loan and accrued interest losses, net     (138.853)   (134.378)    -3,22%  (16.107)    4.475    -127,78%
Recovery of charged-off loans                             67.199      58.160    -13,45%    4.343    (9.039)   -308,13%
Provision for foreclosed assets and other assets         (74.687)    (82.492)    10,45%  (12.708)   (7.805)    -38,58%
Recovery of provisions for foreclosed assets
   and other assets                                       35.130      55.663     58,45%    2.657    20.533     672,79%
                                                       ---------   ---------   -------   -------   -------   --------
TOTAL NET PROVISIONS                                    (111.211)   (103.047)    -7,34%  (21.815)    8.164    -137,42%
NET INTEREST INCOME AFTER PROVISION FOR LOANS
   AND ACCRUED INTEREST LOSSES                         1.394.072   1.551.011     11,26%  127.269   156.939      23,31%
                                                       ---------   ---------   -------   -------   -------   --------
Commissions from banking services and other services      56.209      67.438     19,98%    6.366    11.229      76,39%
Electronic services and ATM's fees, net                   92.405     101.299      9,63%    6.639     8.894      33,97%
Branch network services, net                              44.080      48.984     11,13%    4.252     4.904      15,33%
Collections and payments fees, net                        51.217      56.670     10,65%    4.921     5.453      10,81%
Credit card merchant fees, net                             8.821      10.076     14,23%      373     1.255     236,46%
Credit and debit card fees, net                          187.457     205.606      9,68%   15.642    18.149      16,03%
Checking fees, net                                        49.844      54.958     10,26%    4.487     5.114      13,97%
Check remittance, net                                      9.557      10.579     10,69%      972     1.022       5,14%
International operations, net                             21.284      23.141      8,72%    1.553     1.857      19,58%
TOTAL FEES AND OTHER SERVICE INCOME                      520.874     578.751     11,11%   45.205    57.877      28,03%
                                                       ---------   ---------   -------   -------   -------   --------
Other fees and service expenses                          (44.701)    (55.055)    23,16%   (4.718)  (10.354)    119,46%
TOTAL FEES AND INCOME FROM SERVICES, NET                 476.173     523.696      9,98%   40.487    47.523      17,38%
                                                       ---------   ---------   -------   -------   -------   --------
OTHER OPERATING INCOME
Net foreign exchange gains                               (59.744)    (51.287)   -14,16%   (1.045)    8.457    -909,28%
Gains on sales of investments on equity securities         7.859       7.859      0,00%     (436)       --    -100,00%
Forward contracts in foreign currency                    135.543     140.833      3,90%    3.084     5.290      71,53%
Dividend income                                          100.066     100.066      0,00%       69        --    -100,00%
Communication, rent payments and others                    1.526       1.668      9,31%      136       142       4,41%
TOTAL OTHER OPERATING INCOME                             185.250     199.139      7,50%    1.808    13.889     668,20%
                                                       ---------   ---------   -------   -------   -------   --------
TOTAL INCOME                                           2.055.495   2.273.846     10,62%  169.564   218.351      28,77%
OPERATING EXPENSES
Salaries and employee benefits                           466.749     502.604      7,68%   44.940    35.855     -20,22%
Bonus plan payments                                       16.983      19.126     12,62%    3.101     2.143     -30,89%
Compensation                                               7.031       7.189      2,25%      (15)      158   -1153,33%
Administrative and other expenses                        582.645     643.934     10,52%   33.193    61.289      84,64%
Deposit security, net                                     44.248      48.574      9,78%    4.326     4.326       0,00%
Donation expenses                                            435         448      2,99%       13        13       0,00%
Depreciation                                              60.307      65.494      8,60%    6.200     5.187     -16,34%
TOTAL OPERATING EXPENSES                               1.178.398   1.287.369      9,25%   91.758   108.971      18,76%
                                                       ---------   ---------   -------   -------   -------   --------
NET OPERATING INCOME                                     877.097     986.477     12,47%   77.806   109.380      40,58%
Merger expenses                                           35.854      37.148      3,61%      872     1.294      48,39%
Goodwill amortization Banco de Colombia                   20.761      22.648      9,09%    1.887     1.887       0,00%
NON-OPERATING INCOME (EXPENSE)
Other income                                              38.306      89.826    134,50%    2.631    51.520    1858,19%
Other expense                                            (64.950)    (87.447)    34,64%   (7.264)  (22.497)    209,71%
TOTAL NON-OPERATING INCOME                               (26.644)      2.379   -108,93%   (4.633)   29.023    -726,44%
INCOME BEFORE INCOME TAXES                               793.838     929.060     17,03%   70.414   135.222      92,04%
Income tax expense                                      (141.044)   (191.671)    35,89%  (17.630)  (50.627)    187,16%
                                                       ---------   ---------   -------   -------   -------   --------
NET INCOME                                               652.794     737.389     12,96%   52.784    84.595      60,27%
                                                       =========   =========   =======   =======   =======   ========